SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. __)(1)


                             ProLink Holdings Corp.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   74340T 10 0
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                                 (CUSIP Number)


                                Steven D. Fisher
                      c/o FOC Financial Limited Partnership
                              410 South Benson Lane
                             Chandler, Arizona 85224
                                 (480) 821-9755
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 23, 2005
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

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      (1) The  remainder  of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                        ----------------------------
CUSIP No. 74340T 10 0                  13D
----------------------------                        ----------------------------

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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      FOC Financial Limited Partnership            86-0843076
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      OO(1)
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2 (e)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Arizona
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NUMBER OF          7     SOLE VOTING POWER
SHARES
BENEFICIALLY       -------------------------------------------------------------
OWNED              8     SHARED VOTING POWER
BY EACH
REPORTING                8,509,744(2)
PERSON             -------------------------------------------------------------
WITH               9     SOLE DISPOSITIVE POWER

                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         8,509,744
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,509,744
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      26.28%(3)
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14    TYPE OF REPORTING PERSON

      PN
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(1)   The shares were issued in exchange  for  membership  interests  in Prolink
      Solutions, LLC.
(2) Includes 1,583,913 shares of common stock underlying currently outstanding warrants held by FOC Financial Limited Partnership.
(3) On the basis of 30,801,532 shares of Common Stock reported by the Company to be issued and outstanding as of December 23, 2005 in the Company's latest Report on Form 8-K, as filed with the Securities and Exchange Commission on December 23, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                        ----------------------------
CUSIP No. 74340T 10 0                  13D
----------------------------                        ----------------------------

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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Steven D. Fisher            N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2 (e)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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NUMBER OF          7     SOLE VOTING POWER
SHARES
BENEFICIALLY             10,321,871
OWNED              -------------------------------------------------------------
BY EACH            8     SHARED VOTING POWER
REPORTING
PERSON             -------------------------------------------------------------
WITH               9     SOLE DISPOSITIVE POWER

                         10,321,871
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,321,871(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      31.78%(2)
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14    TYPE OF REPORTING PERSON

      IN
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(1)   Includes 1,583,913 shares of common stock underlying currently outstanding warrants held by FOC Financial Limited Partnership of which Mr. Fisher is the general partner and 97,590 shares of common stock underlying currently outstanding warrants held by Seaside Retreat LLC of which the Sheryl L. Whiteman Trust A is the managing member and Mr. Fisher is the trustee of such trust. Mr. Fisher disclaims any beneficial ownership except to the extent of his pecuniary interest.
(2) On the basis of 30,801,532 shares of Common Stock reported by the Company to be issued and outstanding as of December 23, 2005 in the Company's latest Report on Form 8-K, as filed with the Securities and Exchange Commission on December 23, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security and Issuer.

The class of equity securities to which this statement relates is the common stock, no par value, (the "Common Stock") of ProLink Holdings Corp., an Arizona corporation (the "Company"). The principal executive offices of the Company are located at 410 South Benson Lane, Chandler, Arizona 85224.

Item 2.    Identity and Background.

This statement is being filed jointly by FOC Financial Limited Partnership and Steven D. Fisher (collectively, the "Reporting Persons").

FOC Financial Limited Partnership is an Arizona Limited Partnership and is an investment company specializing in golf course financing. Steven D. Fisher is a citizen of the United States; (i) the general partner of FOC Financial Limited Partnership, and (ii) the holder of 78.8% of the partnership interests in FOC Financial Limited Partnership.

The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below. Other than as listed in Item 5 of this Report, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

FOC Financial Limited Partnership     Arizona Limited Partnership
                                      General Partner - Fisher Opportunity Corp.
                                      of which Steven D. Fisher is the Director

Steven D. Fisher                      Citizenship - United States
                                      Director of the General Partner of
                                      FOC Financial Limited Partnership

The  address  of  the  principal   business  office  of  FOC  Financial  Limited
Partnership and Steven D. Fisher is c/o FOC Financial Limited Partnership, 410 South Benson Lane, Chandler, Arizona 85224.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons were issued in exchange for the membership interest in Prolink Solutions, LLC pursuant to a Contribution Agreement dated December 23, 2005, other than (i) the 399,707 shares of common stock and 297,026 warrants that were purchased in a private transaction on December 24, 2005 for an aggregate purchase price of $244,249, (ii) the 131,327 shares of common stock and 97,590 warrants that were purchased in a private transaction on December 24, 2005 for $80,250 and (iii) the warrants to purchase 618,653 shares of common stock that were issued on December 30, 2005 in exchange for services rendered.

Item 4.    Purpose of Transaction.

All of the shares of Common Stock reported herein were acquired for investment purposes. On December 23, 2005 and at the following prices per share, FOC Financial Limited Partnership acquired Common Stock on the open market in exchange for the membership interest in Prolink Solutions, LLC. On December 24, 2005 and at the following prices per share, FOC Financial Limited Partnership acquired Common Stock for an aggregate purchase price of $244,249. On December 24, 2005 Seaside Retreat LLC acquired Common Stock for an aggregate purchase price of $80,250 and on December 30, 2005 and at the following price per share, FOC Financial Limited Partnership acquired warrants in exchange for services rendered:

---------------- ----------------------------------------- ---------------------
Date                    Number of Shares Acquired                Price Per Share
---------------- ----------------------------------------- ---------------------
12/23/05                        6,526,124                             (1)
---------------- ----------------------------------------- ---------------------
12/23/05                          668,234                             (1)
---------------- ----------------------------------------- ---------------------
12/24/05                          696,733                             (2)
---------------- ----------------------------------------- ---------------------
12/24/05                          228,917                             (3)
---------------- ----------------------------------------- ---------------------
12/30/05                          618,653                             (4)
---------------- ----------------------------------------- ---------------------

(1) The shares of Common Stock owned directly and indirectly by the Reporting Persons were issued in exchange for the membership interest in Prolink Solutions, LLC pursuant to a Contribution Agreement dated December 23, 2005.
(2) The 399,707 shares of common stock and 297,026 warrants were purchased in a private transaction for an aggregate purchase price of $244,249.
(3) The 131,327 shares of common stock and 97,590 warrants were purchase in a private transaction for an aggregate purchase price of $80,250.
(4) The warrants owned directly and indirectly by the Reporting Persons were issued in exchange for services rendered. Other than as set forth below, the Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Report.

Item 5.    Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, Steven D. Fisher is deemed to beneficially own an aggregate of 10,321,871 shares of Common Stock. Of this aggregate, 6,925,831 shares of Common Stock and 1,583,913 shares of Common Stock underlying warrants are held by FOC Financial Limited Partnership of which, Fisher Opportunity Corp. is the general partner and Mr. Fisher is the director of Fisher Opportunity Corp.; 902,678 shares of Common Stock and warrants are held by Seaside Retreat LLC of which the Sheryl L. Whiteman Trust A is the managing member and Mr. Fisher is the trustee of such trust; and 909,449 shares of Common Stock are held by Prolink, Inc. of which Mr. Fisher is chairman.

As of the date hereof, FOC Financial Limited Partnership and Steven D. Fisher (as General Partner of FOC Financial Limited Partnership) are deemed to beneficially own an aggregate of 8,509,744 shares of Common Stock, representing approximately 26.28% of the number of shares of Common Stock stated to be outstanding by the Company in its Report on Form 8-K, as filed with the Securities and Exchange Commission on December 23, 2005. FOC Financial Limited Partnership is deemed to be the direct beneficial owner of 8,509,744 shares of Common Stock and Steven D. Fisher disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by FOC Financial Limited Partnership except to the extent of his pecuniary interest. FOC Financial Limited Partnership and Steven D. Fisher have shared power to direct the vote and shared power to direct the disposition of these shares of common stock.

(c)

Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company's equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With the
           Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in
Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

Not Applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 FOC Financial Limited Partnership


February 1, 2006                 By: /s/ Steven D. Fisher
                                     --------------------------------
                                     Name:  Steven D. Fisher
                                     Title: Director of Fisher Opportunity Corp.
                                            the General Partner of
                                            FOC Financial Limited Partnership


                                 Steven D. Fisher


February 1, 2006                 By: /s/ Steven D. Fisher
                                     --------------------------------


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).